UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2009

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor Bank of China Tower One Garden Road Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

	By:	/s/ Xiao Zongwei
	Name:	Xiao Zongwei
	Title:	Joint Company Secretary
Dated: April 29, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Announcement dated April 29, 2009.
99.2	Press release dated April 29, 2009, entitled “CNOOC Ltd.’s Q1 Results Highlighted by Production Growth”.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this document, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this document.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT

The Board hereby announces certain selected unaudited key operational statistics of the Group for the first quarter of 2009 (ended 31 March 2009). The comparative statistics for the first quarter of 2008 (ended 31 March 2008) are also disclosed in this announcement.

The board of directors of CNOOC Limited (the “Company”) (the “Board”) hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (together the “Group”) for the first quarter of 2009 (ended 31 March 2009). The comparative statistics for the first quarter of 2008 (ended 31 March 2008) are also disclosed in this announcement.

The Company achieved a total net daily production of 566,860 barrels of oil equivalent (BOE) for the first quarter of 2009, representing an increase of 15.0% from the same period in 2008. For the first quarter of 2009, the Company produced 468,535 barrels of crude oil and liquids per day, representing an increase of 19.7% year-on-year (YOY), mainly attributable to projects that came on stream in 2008, including Platform B of Penglai 19-3 Phase II, Xijiang 23-1 and Wenchang oilfields. The Company’s net gas production was 563 million cubic feet per day. Our net production overseas increased by 30.9% YOY, mainly attributable to net production increase in Indonesia due to lower oil prices, and production volume growth from Northwest Shelf in Australia and OML 130 in Nigeria.

For the first quarter of 2009, the Company independently made seven new discoveries offshore China. Among which, Bozhong 2-1 and Qinhuangdao 29-2 are sizable discoveries with thick oil pays, and contain light crude. During the same period, the Company and its partner successfully drilled five appraisal wells.

On the development side, Bozhong 28-2S and Panyu 30-1 offshore China and OML130 in Nigeria commenced production respectively in March 2009. All major projects were progressing as planned.

Mainly due to lower realized oil price, the total unaudited revenue of the Company was approximately RMB13.95 billion for the first quarter of 2009, representing a decrease of 41.9% YOY. For the first quarter of 2009, the Company’s average realized oil price decreased 53.2% YOY to US$41.56 per barrel, generally in line with the trend of international oil prices in the same period.

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The Company’s average realized gas price was US$3.89 per thousand cubic feet, representing an increase of 6.6% YOY.

For the first quarter of 2009, the Company's capital expenditure reached approximately RMB7.51 billion, representing an increase of 23.1% YOY. As a result of many projects under development, the Company's development expenditure amounted to approximately RMB5.62 billion, representing an increase of 37.9% YOY.

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First Quarter and Year-to-Date Production Summary

	2009		2008*
Crude Oil & Liquids (b/d)	Q1	YTD	Q1	YTD
Bohai Bay	228,013	228,013	213,690	213,690
Western South China Sea	69,525	69,525	43,715	43,715
Eastern South China Sea	139,445	139,445	113,334	113,334
East China Sea	71	71	67	67
Overseas	31,481	31,481	20,593	20,593

Subtotal (b/d)	468,535	468,535	391,399	391,399

Natural Gas (mmcf/d)
Bohai Bay	74	74	79	79
Western South China Sea	237	237	281	281
Eastern South China Sea	28	28	30	30
East China Sea	6	6	8	8
Overseas	218	218	188	188

Subtotal (mmcf/d)	563	563	586	586

Total Production (BOE/d)	566,860	566,860	492,970	492,970

*    Excluded the Company’s interests in an unconsolidated investee.

First Quarter and Year-to-Date Revenue and Expenditure (Unaudited)

	RMB millions				US$ millions
	2009		2008		2009		2008
	Q1	YTD	Q1	YTD	Q1	YTD	Q1	YTD
Sales Revenue
Crude oil and liquids	12,186.1	12,186.1	22,417.1	22,417.1	1,782.3	1,782.3	3,114.1	3,114.1
Natural gas	1,348.0	1,348.0	1,401.3	1,401.3	197.2	197.2	194.7	194.7
Marketing revenue, net	157.8	157.8	79.8	79.8	23.1	23.1	11.1	11.1
Others	261.3	261.3	135.8	135.8	38.2	38.2	18.9	18.9

Total	13,953.2	13,953.2	24,034.0	24,034.0	2,040.8	2,040.8	3,338.7	3,338.7

Capital Expenditures
Exploration	1,207.3	1,207.3	1,365.0	1,365.0	176.6	176.6	189.6	189.6
Development	5,622.8	5,622.8	4,076.5	4, 076.5	822.4	822.4	566.3	566.3
Production	675.6	675.6	657.7	657.7	98.8	98.8	91.4	91.4

Total	7,505.7	7,505.7	6,099.2	6,099.2	1,097.8	1,097.8	847.3	847.3

For the purpose of this announcement, unless otherwise indicated, an exchange rate of US$1 = RMB6.8371 has been used for the first quarter of 2009, and an exchange rate of US$1 = RMB7.1986 has been used for the first quarter of 2008, where applicable. The usage of these exchange rates is for illustration only and does not constitute a representation that any amount has been, could have been or may be exchanged or converted at the above rates or at any other rate at all.

3

This announcement is published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) and on the Company’s website (http://www.cnoocltd.com).

By Order of the Board CNOOC Limited Xiao Zongwei Joint Company Secretary

Hong Kong, 29 April 2009

As at the date of this announcement, the Board comprises:

Executive Directors Fu Chengyu (Chairman) Yang Hua Wu Guangqi Non-executive Directors Zhou Shouwei Cao Xinghe Wu Zhenfang	Independent Non-executive Directors Edgar W. K. Cheng Chiu Sung Hong Lawrence J. Lau Tse Hau Yin, Aloysius Wang Tao

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For Immediate Release

 CNOOC Ltd.’s Q1 Results Highlighted by Production Growth

(Hong Kong, April 29, 2009) - CNOOC Limited (the “Company" or “CNOOC Ltd.”, NYSE: CEO, SEHK: 0883) announced today its total daily net production of 566,860 barrels of oil equivalent (BOE) for the first quarter of 2009, representing an increase of 15.0% year-on-year (YOY).

Benefiting from the production contribution of Platform B of Penglai 19-3 Phase II, Xijiang 23-1 and Wenchang oilfields, the Company’s production of crude oil and liquids amounted to 468,535 barrels per day, an increase of 19.7% YOY. During the quarter, the Company’s net gas production reached 563 million cubic feet per day. Our net production overseas increased by 30.9% YOY to 31,481 barrels per day, mainly attributable to production from Northwest Shelf Project in Australia and OML 130 in Nigeria.

Affected by the relatively low oil price in the same period, the Company’s average realized oil price decreased 53.2% YOY to US$41.56 per barrel in the first quarter. Our average realized gas price was US$3.89 per thousand cubic feet, an increase of 6.6% YOY. Comparing with the first quarter of 2008, our oil and gas production rose substantially in the first quarter of 2009, however, the total unaudited revenue decreased 41.9% YOY to RMB13.95 billion.

In the first quarter of 2009, the Company's capital expenditure reached approximately RMB7.51 billion with an increase of 23.1% YOY. Due to a busy schedule of project construction, the Company's development expenditure amounted to approximately RMB5.62 billion, a 37.9% YOY increase.

During the quarter, we made seven independently discoveries offshore China, in which Bozhong 2-1 and Qinhuangdao 29-2 are sizable with thick oil pays, and contain light crude. Meanwhile, five hydrocarbon bearing structures were appraised successfully by the Company and its partners.

In the first quarter of 2009, all major projects are proceeding smoothly as scheduled. Bozhong 28-2S and Panyu 30-1 offshore China and OML130 in Nigeria have commenced production in the period.

Mr. Fu Chengyu, Chairman and Chief Executive Officer of the Company said, “In the first quarter of 2009, the Company’s operation achieved exciting progress in production growth and exploration activities. In particular, the oversea projects are performing well. In the face of financial crisis and low oil price environment, the Company will maintain prudent financial strategy to create value for our shareholders.”

– End –

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 26, 2008.

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For further enquiries, please contact:

Mr. Xiao Zongwei
Joint Company Secretary and General Manager of Investor Relations Department
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Sharon Fung
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8082
Fax: +852-2510-8199
E-mail: Sharon.fung@knprhk.com